UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant's name into English)

Presidente Riesco 5711, Piso 20

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

MATERIAL FACT

Santiago, May 18, 2007

Mr.

Superintendent of Securities and Insurance

Superintendency of Securities and Insurance

Present

Re.:	Pricing Preemptive Rights Period. Lan Airlines S.A. Securities Registration N° 306

To whom it may concern:

In compliance with Article 9 and the second paragraph of Article 10 of Law 18,045, and the Norma de Carácter General N° 30 of this Superintendency, I hereby inform you the following as a material fact:

In the board of directors meeting held on May 17, 2007, the Board of Directors with the unanimous vote of its attendants, resolved:

(a)

To start as of May 18, 2007, and by means of a publication on the La Tercera newspaper of the notice required by section 29 of the Reglamento de Sociedades Anónimas, the preemptive rights period for the subscription of 19,881,819 shares issued by the Company pursuant to the capital increase approved on the Special Shareholders Meeting held on April 5, 2007.

(b)

To set the price of the shares to be preferentially offered to the shareholders of the company during the preemptive rights period, at US$16,11208 per share, payable in Chilean pesos based on the exchange rate Dólar Observado published on the Diario Oficial on May 18, 2007, this is CH$8.401 per share.

(c)

To place on May 18, 2007, 11.243.865 shares of the Company at US$ 16,11208 per share, payable in Chilean pesos based on the exchange rate Dólar Observado published on the Diario Oficial on May 18, 2007, this is CH$8.401 per share, by means of the stock trading system consisting of an order book auction (Subasta de un Libro de Ordenes) in the Santiago Stock Exchange (Bolsa de Comercio de Santiago, Bolsa de Valores), according to the parameters of the offering of shares filed last May 15, 2007.

Sincerely,

/s/ Jose Miguel Bambach Salvatore

Jose Miguel Bambach Salvatore

General Counsel

Lan Airlines S.A.

c.c.:	Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa de Corredores de Valparaíso

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2007

Lan Airlines S.A.
/s/ Alejandro de la Fuente Goic By: Alejandro de la Fuente Goic Chief Financial Officer